UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56137

Yaborã Indústria Aeronáutica S.A.
(as issuer of the 5.150% Notes due 2022 and as guarantor of the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

Embraer Netherlands Finance B.V.
(as issuer of the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

Embraer S.A.

(as guarantor of the 5.150% Notes due 2022, the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

New York Stock Exchange

(exchange where the 5.150% Notes due 2022, the 5.050% Notes due 2025 and the 5.400% Notes due 2027 are listed)

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

In respect of Yaborã Indústria Aeronáutica S.A. and Embraer Netherlands Finance B.V.:

Av. Brigadeiro Faria Lima, 2170

São José dos Campos, São Paulo

Brazil

+ (55) 11 3040 9518

In respect of Embraer S.A.:
Rodovia Presidente Dutra, S/No. - KM 134

Eugênio de Melo, São José dos Campos, São Paulo

Brazil
+ (55) 11 3040 9518

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

5.150% Notes due 2022 issued by Yaborã Indústria Aeronáutica S.A. and guaranteed by Embraer S.A. (CUSIP: 29082AAA5, ISIN: US29082AAA51, and NYSE Bond Symbol: ERJ/22)

5.050% Notes due 2025 issued by Embraer Netherlands Finance B.V. and guaranteed by Yaborã Indústria Aeronáutica S.A. and Embraer S.A.
(CUSIP: 29082HAA0, ISIN: US29082HAA05, and NYSE Bond Symbol: ERJ/25)

5.400% Notes due 2027 issued by Embraer Netherlands Finance B.V. and guaranteed by Yaborã Indústria Aeronáutica S.A. and Embraer S.A.
(CUSIP: 29082HAB8, ISIN: US29082HAB87, and NYSE Bond Symbol: ERJ/27)

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Yaborã Indústria Aeronáutica S.A., Embraer Netherlands Finance B.V. and Embraer S.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date: March 30, 2020	YABORÃ INDÚSTRIA AERONÁUTICA S.A. (as issuer of the 5.150% Notes due 2022 and as guarantor of the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

	By:	/s/ Mauro Kern Junior
	Name:	Mauro Kern Junior
	Title:	Officer

Date: March 30, 2020	EMBRAER NETHERLANDS FINANCE B.V. (as issuer of the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

	By:	/s/ R. Carneiro Bechara
	Name:	R. Carneiro Bechara
	Title:	Officer

	By:	/s/ Alessandro Cesar Bueno
	Name:	Alessandro Cesar Bueno
	Title:	Officer

Date: March 30, 2020	EMBRAER S.A. (as guarantor of the 5.150% Notes due 2022, the 5.050% Notes due 2025 and the 5.400% Notes due 2027)

	By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Chief Financial and Investor Relations Officer

1	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.